SECURI 15027333 ION

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SEC MAIL PROCESSING SECTION RECEIVED AUG 10 2015 WASH, D.C. 196

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-69009

*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabot Lodge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, Suite 3402
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Leibowitz (804) 823-9902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman Goldberg & Hymowitz
(Name – *if individual, state last, first, middle name*)

595 Stewart Avenue, Suite 420	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig Gould, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabot Lodge Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ALEXANDER MARTIN LIBIN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02LI6261807
Qualified in Dutchess County
Commission Expires May 14, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CABOT LODGE
SECURITIES

CABOT LODGE SECURITIES, LLC

Statement of Financial Condition
and Report of Independent Registered
Public Accounting Firm

DECEMBER 31, 2014

SEC I.D. 8-69009

Filed pursuant to Rule

17a-5(e)(3) as a PUBLIC DOCUMENT

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
December 31, 2014

TABLE OF CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Cabot Lodge Securities, LLC

We have audited the accompanying statement of financial condition of Cabot Lodge Securities, LLC (a Limited Liability Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Cabot Lodge Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Cabot Lodge Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, NY

February 27, 2015

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets:	
Cash	$ 453,902
Cash - restricted	52,397
Accounts receivable	60,343
Advances to employees	575,428
Reserve against advances to employees	(575,428)
Due from clearing brokers	250,877
Clearing deposits	180,000
Receivable from affiliates	68,472
Fixed assets, net of accumulated depreciation	44,371
Security deposits	119,188
Other assets	325,342
TOTAL ASSETS	$ 1,554,892

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable	$ 225,030
Accounts payable	219,315
Other liabilities	268,352
TOTAL LIABILITIES	712,697
Member's equity	842,195
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,554,892

See accompanying notes to financial statements.

1. ORGANIZATION

Cabot Lodge Securities LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware in October 2011. The Company commenced operations on August 8, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company earns fees from securities brokerage, agency transaction services and best efforts placements of securities offerings in which the Company acts as a selling group participant. Brokerage revenue is recognized on a trade date basis and placement fees are recognized as transactions are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Income Taxes
The Company is a single member limited liability company for federal, state and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax returns of its member.

Fixed Assets
Fixed assets are stated at cost and are depreciated using the straight line method over their estimated useful lives. Certain assets were disposed of during 2014. The depreciation expense associated with the remaining assets for the period ended December 31, 2014 was $18,025.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain Tax Positions
The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. At this time open tax years are 2012 and subsequent.

Commissions and Fees Receivable
Commission and fees receivable are stated at the amount the Company expects to collect. At December 31, 2014, there was no allowance for doubtful accounts. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances for doubtful accounts would be provided.

Restricted Cash
The Company entered into an agreement to sub lease its former office space effective December 1, 2014. In accordance with this agreement the security deposit paid by the tenant is recorded as restricted cash on the balance sheet.

3. CUSTOMER ACCOUNT RELIEF AGREEMENT

On June 5, 2013, the Company entered into a Customer Account Relief Agreement with Allied Beacon Partners, Inc. ("ABP") whereas the Company acquired from ABP free and clear of any and all encumbrances, all of ABP's right, title and interest in all of ABP's customer accounts and all agreements between ABP and its customers concerning such accounts. In addition, the Company did not assume any of the liabilities of ABP. The aggregate amount payable by the Company to ABP ("Customer relief aggregate override") per the agreement, is a percentage of the gross commissions earned on the acquired accounts with custody held at the Company's clearing broker, for 36 months commencing on June 5, 2013. Total payments for 2014 were $63,675.

4. RELATED PARTY TRANSACTIONS

The Company functions as the paymaster entity for two affiliated LLCs held under common control. Commission expenses paid to registered representatives are passed through to the broker dealer and then reimbursed by CL General Agency ("CLGA"), a general insurance agency and CL Wealth Management ("CLWM"), a registered investment advisor ("RIA"), creating the receivable from affiliate. For the various services provided to these two

4. RELATED PARTY TRANSACTIONS *(continued)*

affiliated entities the Company charges each of them an apportioned cost of compensation for the Company's employees. In 2014 the total amount of apportioned cost charged to the affiliates was $185,436.

The Company has an agreement with United Realty Trust Incorporated ("URT") to act as dealer manager of its best efforts offering of REIT shares. URT and the Company are under common control. In 2014 the Company received total commission and fees of $704,306 on this arrangement.

5. DUE FROM CLEARING BROKER AND CLEARING DEPOSITS

Due from clearing broker results from the Company's normal securities transactions. As of December 31, 2014, commissions and fees receivable from clearing brokers was $250,877 and clearing deposits aggregated $180,000.

6. EXEMPTION FROM RULE 15C3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(ii) as it does not maintain customer's accounts and operates on a fully disclosed basis with a clearing broker.

7. NET CAPITAL REQUIREMENT

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2014, the Company had net capital of $206,372 which was $158,859 in excess of its minimum net capital requirement of $47,513. At December 31, 2014, the Company's percentage of aggregate indebtedness to net capital was 345.35%.

8. CONCENTRATION OF CREDIT RISK

During the year, the Company may have significant cash balances maintained at one banking institution in amounts which may exceed Federal insurance limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

9. COMMITMENT and CONTINGENCIES

During 2012, the Company entered into an operating lease agreement for office space. The lease will expire in 2022.

At December 31, 2014, the future minimum lease payments under the leases approximated:

For the Years Ending December 31:	
2015	251,897
2016	208,994
2017	226,125
2018	235,747
2019	241,641
2020 and thereafter	503,725
	$1,668,129

Total occupancy costs were $ 245,772 for the period ended December 31, 2014.

The Company entered into an agreement to sub lease its former office space effective December 1, 2014. At December 31, 2014, the future minimum lease payments receivable under the sub lease agreement approximated:

For the Years Ending December 31:	
2015	157,643
2016	215,806
2017	223,372
2018	247,457
2019	254,262
2020 and thereafter	736,087
	$1,834,627

The Company is involved in a legal matter and has engaged counsel to handle the litigation. While no one can predict the outcome of litigation due to the numerous inherent uncertainties, management believes that the claimants have no standing, will vigorously defend itself and is confident in the final disposition of the matter.

10. SUBSEQUENT EVENTS

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2015, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosure in the Company's financial statements.

11. ACCOUNTING CHANGES

In 2014 the Company recorded the correction of an error, in the amount of $170,000 to notes receivable from employees, to properly state its balance at the beginning of the year ended December 31, 2014. In accordance with FASB Accounting Standards Codification No. 250 ASC 250"), *"Accounting Changes and Error Corrections "*, the Company made entries to restate Member's equity at the beginning of the year ended December 31, 2014.

The restatement of the December 31, 2014 beginning Member's equity is summarized as follows:

Beginning Member's equity, year ended December 31, 2014:

Original amount	$655,759
Correction of an error	170,000
Retained earnings, beginning of year, as restated	$825,759